UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kayne Anderson Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

48661U102

(CUSIP Number)

David Shladovsky

1800 Avenue of the Stars, 3rd Floor

Los Angeles, CA 90067

(310) 284-6438

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 48661U102

1.	NAME OF REPORTING PERSON (A) Kayne Anderson Capital Advisors, L.P. (B) Richard A. Kayne
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION (A) California (B) United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 200,000 (2)
	8.	SHARED VOTING POWER 19,500,141 (2)
	9.	SOLE DISPOSITIVE POWER 200,000 (2)
	10.	SHARED DISPOSITIVE POWER 19,500,141 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,700,141 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (3)(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) (A) IA (B) IN

(1)	The source of funds was working capital of the Kayne Affiliates (as defined in footnote (2) below), and personal funds of Richard A. Kayne.
(2)

The aggregate amount of shares of Class A common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Persons (as defined in Item 2 below) is comprised of the following: (i) 14,318,000 shares of Common Stock held by private commingled funds and separately managed client accounts, (ii) 2,000,000 shares of Common Stock, as converted from Class B Common Stock, par value $0.0001 per share, of the Issuer effective as of November 9, 2018, and warrants exercisable for 3,182,141 shares of Common Stock (“Warrants”) all held by Kayne Anderson Sponsor, LLC (“Kayne Sponsor”), which is controlled by Kayne Anderson Capital Advisors, L.P. (“KACALP”), and (iii) 200,000 shares of Common Stock held by Richard Kayne in his family trust.

KACALP is the general partner, managing member, investment manager or investment adviser to each of the private investment vehicles or client accounts listed in item (i) above (collectively with KACALP, the “Kayne Affiliates”) and, in such capacity, KACALP has the power to vote or direct the vote or to dispose or direct the disposition of shares of the Common Stock held by each of the Kayne Affiliates and may be deemed to be the beneficial owner of these shares. Richard A. Kayne is the controlling shareholder of Kayne Anderson Investment Management, Inc., the general partner of KACALP, and is also a limited partner of certain of the private investment vehicles listed in item (i) above, and may be deemed to be the beneficial owner of shares of the Common Stock held by each of the Kayne Affiliates to the extent of his economic interest in those vehicles. KACALP disclaims beneficial ownership of these shares, except the shares issuable pursuant to the warrants identified in clause (ii) above and those shares held by it or attributable to it by virtue of its general partner interests in the applicable limited partnerships other private investment vehicles. Mr. Kayne disclaims beneficial ownership of these shares, except those shares identified in clause (iii) as being held by him and those shares held by him or attributable to him by virtue of his limited partner interest in the applicable limited partnerships and other investment vehicles, and his indirect interest in KACALP.

(3)	Based on 93,870,956 shares of Common Stock outstanding and deemed outstanding as of November 9, 2018, after giving effect to the business combination involving the Issuer and closing on that date.
(4)

This percentage does not include the shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”), of the Issuer that will currently vote together with the Common Stock. Apache Midstream LLC owns 250,000,000 shares of Class C Common Stock. The Reporting Persons have the ability to vote 5.7% of the combined votes of the Common Stock and Class C Common Stock.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the Class A common stock, $0.0001 par value per share (“Common Stock”), of Kayne Anderson Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 811 Main Street, 14th Floor, Houston, TX 77002.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Kayne Anderson Capital Advisors, L.P. (“KACALP”), and Richard A. Kayne (together with KACALP, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Kayne Anderson Capital Advisors, L.P.

KACALP is a California limited partnership whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including but not limited to those listed under note 2 to the cover page. The business address of KACALP is 1800 Avenue of the Stars, 3rd Floor, Los Angeles, CA 90067. Information relating to the controlling owner of KACALP is set forth below.

Richard A. Kayne

The principal occupation of Mr. Kayne is to serve as the Co-Chairman of KACALP. The business address of Mr. Kayne is 1800 Avenue of the Stars, 3rd Floor, Los Angeles, CA 90067. Mr. Kayne is a citizen of the United States.

(d) and (e). During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the entities for which KACALP is the general partner, managing member, investment manager or investment adviser listed in items (i) through (xxi) of Item 5(a) below. The source of funds for holdings by Kayne Sponsor and Mr. Kayne were the existing resources of the Reporting Persons.

ITEM 4.	Purpose of Transaction.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. As described below, the Reporting Persons also have the right and have exercised such right to appoint two of the eleven directors of the Issuer’s Board of Directors. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise (including through the exercise of warrants exercisable for shares of Common Stock (“Warrants”)) or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Kevin S. McCarthy, an executive officer of a subsidiary investment adviser of KACALP, has served as the Chairman of the Board of Directors of the Issuer since March 2017. Robert S. Purgason, the Issuer’s Chief Executive Officer, has served as a Senior Managing Director of a subsidiary investment adviser of KACALP since February 2017. Pursuant to a Stockholders Agreement to which Kayne Sponsor is a Party related to the purchase of shares of Common Stock by the Kayne Affiliates described in Item 5(a) below, KACALP has the right to appoint two directors to the Issuer’s Board of Directors until the earlier of the second anniversary of November 9, 2018, or when the Kayne Affiliates’ aggregate holdings of Common Stock fall below one percent of the Issuer’s outstanding Common Stock. KACALP’s designees for those two director positions are Messrs. McCarthy and Purgason. A form of that Stockholders Agreement appears as Annex C to the Schedule 14A definitive proxy statement of the Issuer filed with the Securities and Exchange Commission on October 22, 2018 (the “Stockholders Agreement”).

Except as set forth in this Item 4, no Reporting Person has any current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in subparagraphs (a)—(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of shares Common Stock purchased on November 9, 2018 by the Reporting Persons for a price of $10.00 per share was 14,318,000 on behalf of various private commingled funds and separately managed accounts. Each private commingled fund and separately managed client account disclaims beneficial ownership of each other private commingled fund and separately managed client account and disclaims its status as a member of a group.

Kayne Anderson Sponsor, LLC (“Kayne Sponsor”), which is controlled by KACALP, owned 2,000,000 shares of Common Stock after the redemption of 5,450,422 shares of Class B Common Stock, par value $0.0001 per share, of the Issuer and the conversion of 2,000,000 shares of Class B Common Stock into shares of Common Stock on November 9, 2018. Kayne Sponsor also owned Warrants exercisable for 3,182,141 shares of Common Stock after the redemption (not exercisable for 30 days) on November 9, 2018, of Warrants exercisable for 3,182,141 shares of Common Stock. Richard A. Kayne holds 200,000 shares of Common Stock in his family trust.

These were the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Schedule 13D.

For purposes of this Schedule 13D, the percent of class was calculated based on an aggregate of 93,870,956 shares of Common Stock issued and outstanding as of November 9, 2018, based on information provided in the Schedule 14A definitive proxy statement of the Issuer filed with the Securities and Exchange Commission on October 22, 2018.

(b) Kayne Anderson Capital Advisors, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 19,500,141

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 19,500,141

Richard A. Kayne:

(1) Sole Voting Power: 200,000

(2) Shared Voting Power: 19,500,141

(3) Sole Dispositive Power: 200,000

(4) Shared Dispositive Power: 19,500,141

(c) The information in Item 6 below is incorporated herein by reference.

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

On November 9, 2018, the Issuer, Apache MidStream LLC (“Apache”) and Kayne Sponsor entered into a stockholders agreement (the “Stockholders Agreement”). The Stockholders Agreement terminates upon the dissolution of the Issuer (unless the Issuer continues in another corporate form), as to Apache, when Apache owns less than 1% of the outstanding common shares of the Issuer, and as to Kayne Sponsor the earlier of when Kayne Sponsor and its affiliates own less than 1% of the outstanding common shares or the second anniversary of the date of the Stockholders Agreement (November 9, 2020). The Stockholder Agreement provides that the Board of Directors of the Issuer shall consist of from 1 to 7 directors nominated by Apache based upon the outstanding common shares of the Issuer owned by Apache and 2 directors nominated by Kayne Sponsor. If the size of the Board is increased with Apache’s permission beyond that authorized in the preceding sentence then Apache shall have the right to designate one or more additional directors such that the total number of directors designated by Apache shall be proportional (rounded up to the nearest whole number) to the number of directors designated by Apache in the preceding sentence. The Issuer shall cause any committee of the Board to include in its membership at least one director designated by Apache unless such membership would violate applicable securities laws or stock exchange market rules.

Under the Stockholders Agreement for so long as Kayne Sponsor is entitled to nominate a director and Apache and its affiliates own at least 50% of the outstanding common shares then at least one of the directors designated by Apache shall be an “independent director” in accordance with the rules of The NASDAQ Stock Market. The Issuer shall take all action to cause all nominees nominated by Kayne Sponsor and Apache to be included in the slate of nominees recommended by the Board to the Issuer’s shareholders for election at each annual meeting of shareholders (or by written consent) and to be elected. In the event of any vacancy in any such directorship (including the failure of any nominee to be elected) Apache and Kayne Sponsor have the right to designate a replacement to fill such vacancy. The Issuer shall thereafter take all action to cause such vacancy to be filled by the replacement so designated and the Board shall promptly elect such designee to the Board. At the written request of Apache or Kayne Sponsor the shareholders of the Issuer shall take all actions necessary to remove, with or without cause, any direct previously nominated by Apache or Kayne Sponsor as applicable and to elect any replacement director nominated by the requesting party. Each of Apache and Kayne Sponsor and their respective affiliates shall take all action to cause any of its nominated directors to resign promptly from the Board if the Board after consultation with outside legal counsel determines that is no longer capable of serving as a director based upon several enumerated disqualification events specified in the Stockholders Agreement.

Each of Apache and Kayne Sponsor and their affiliates shall cast all votes whether at any annual or special meeting, by written consent or otherwise, so as to cause each of the Apache and the Kayne Sponsor nominees to be elected to the Board. If there is a director nominated other than by Apache or Kayne Sponsor each of Apache and Kayne Sponsor and their respective affiliates is free to vote for its preferred candidate(s). Each such shareholder shall not take action to remove the other party’s director nominees from office pursuant to the Issuer’s articles of incorporation.

Finally, pursuant to the Stockholders Agreement the Issuer is obligated to pay the expenses of the designated directors for their reasonable out-of-pocket expenses incurred to attend Board meeting, to provide customary indemnification agreements to such designated directors and to maintain appropriate Directors’ and Officers’ liability insurance. The description of the Stockholders Agreement is only a summary of the material terms and is qualified in its entirety by the actual provisions of the Stockholders Agreement which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

The form of agreement for the Warrants was filed as Annex D to the Schedule 14A definitive proxy statement of the Issuer filed with the Securities and Exchange Commission on October 22, 1018.

Except for the Stockholders Agreement, the Warrant agreement, the conversion of the Class B Common Stock and the exercise of Warrants, as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) that exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of November 9, 2018, between Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne.

Exhibit 99.2	The Stockholders Agreement is incorporated by reference to Annex C to the Schedule 14A definitive proxy statement of the Issuer filed with the Securities and Exchanges Commission on October 22, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kayne Anderson Capital Advisors, L.P. By: Kayne Anderson Investment Management, Inc., its general partner

Dated: November 9, 2018	/s/ David Shladovsky
Name: David Shladovsky
Title: General Counsel

Dated: November 9, 2018	/s/ Richard A. Kayne
RICHARD A. KAYNE